L&F Acquisition Corp.
150 North Riverside Plaza, Suite 5200
Chicago, Illinois 60606

 November 18, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	L&F Acquisition Corp. Registration Statement on Form S-1 File No. 333-249497

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, L&F Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on November 18, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Peter Seligson, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4756, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Adam Gerchen
Adam Gerchen
Chief Executive Officer